[Wavecom letterhead]

February 4, 2009

VIA HAND DELIVERY AND EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Ms. Christina Chalk, Division of Corporation Finance

Re:	Wavecom S.A.

Schedule 14D-9 filed on January 8, 2009

Amd. 1 to Sch. 14D-9 filed on January 14, 2009

Amd. 2 to Sch. 14D-9 filed on January 20, 2009

Amd. 3 to Sch. 14D-9 filed on January 23, 2009

Amd. 4 to Sch. 14D-9 filed on February 2, 2009

SEC File No. 5-50760

Dear Ms. Chalk:

In connection with the above-captioned Schedule 14D-9 filed on January 8, 2009, and Amendments No. 1, No. 2 , No. 3 and No. 4 thereto of Wavecom S.A. (the “Company”) and your letter to Daniel Mitz of Jones Day, dated January 27, 2009, with respect thereto, the Company acknowledges that:

–	it is responsible for the adequacy and accuracy of the disclosure in the filing;

–	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

–	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact Linda Hesse at 33 1 56 59 39 39. Thank you for your assistance.

Sincerely,

Wavecom S.A.

By:	/s/ Ronald D. Black

Name:	Ronald D. Black
Title:	Chief Executive Officer

cc:	Michel Alard

Wavecom

Linda Hesse, Esq.

Stephen Gillette, Esq.

Jones Day